UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __to __

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan
(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2011 and 2010 have been prepared in accordance with the financial reporting requirements of ERISA.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2011 and 2010

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
Tallahassee, Florida

FINANCIAL STATEMENTS
December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of
Capital City Bank Group, Inc.
Tallahassee, Florida

We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

    Crowe Horwath LLP

South Bend, Indiana
June 22, 2012

See accompanying notes to financial statements.

  1.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
ASSETS
Cash	$2,013	$2,314
Investments, at fair value (Note 3)	19,328,728	19,111,360

Receivables
Participant contribution receivable	-	1,000
Dividends receivable	14,419	531
	14,419	1,531

TOTAL AND NET ASSETS AVAILABLE FOR BENEFITS	$19,345,160	$19,115,205

See accompanying notes to financial statements.

2.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2011

Additions to net assets attributed to:
Dividends and interest income	$411,001

Contributions
Participant	1,751,831
Employer	381,766
Rollover	107,118
2,240,715

Total additions	2,651,716

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 3)	855,301
Benefits paid to participants	1,530,156
Plan expenses	36,304
Total deductions	2,421,761

Net increase	229,955

Net assets available for benefits
Beginning of year	19,115,205

End of year	$19,345,160

See accompanying notes to financial statements.

3.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the "Plan") provides general information only.  More complete information regarding the Plan’s provisions may be found in the Plan document.

General:  The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of Capital City Bank Group, Inc. (the “Company”). Employees of the Company become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

Plan Administration: The overall responsibility for administering the Plan rests with the Company. However, the Company has delegated administration of the Plan to the Retirement Committee (the “Plan Administrator”). The Plan’s trustee, Capital City Trust Company (the “Trustee”), a subsidiary of the Company, is responsible for the management and control of the Plan’s assets.

Participant Contributions: Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time.  The Plan also includes an automatic contribution arrangement that applies to new participants or re-hired participants as they enter the Plan.  The automatic deferral amount is 3 percent of eligible compensation.  Participants who do not wish to be automatically enrolled may elect not to defer or to defer another percentage.  The Plan also allows participants who reach the age of 50 during the taxable year to make catch-up contributions.  Catch-up contributions are 401 (k) elective deferral contributions in excess of any limit on such contributions under the Plan.

Employer Contributions:  For 2011, the Company provided a 50% match on participant contributions of 6% or less of eligible compensation. Only employees hired after January 1, 2002 and have completed 90 days of service are eligible for this match.  No additional discretionary employer contributions were made for 2011.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, the Company matching contributions, and allocations of Plan earnings based on the participant’s investment elections, administrative expenses, and is charged with his or her withdrawals. Allocations are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options:  Participants can direct their contributions into 24 investment options. Participants can change their investment elections and balances daily by way of internet, with their contributions being changed the next trading day.

Benefits Paid to Participants: Upon termination of service due to death, disability, retirement or other reason, a participant will receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship or reaching age 70 ½.

Retirement, Death and Disability:  A participant becomes fully vested in his or her account balance upon retirement, death or disability.

4.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service for vesting purposed requires 1,000 hours during the plan year.

Forfeitures: Forfeitures are used to reduce the employer contribution and/or pay plan administration expenses.

Administrative Expenses:  In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions related to the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits:  Benefits are recorded when paid.

Risks and Uncertainties:  The Plan holds various investment securities, including Company common stock.  The fair value of Company stock held by the Plan was $857,819 and $1,131,518 at December 31, 2011 and 2010 respectively, representing 4% and 6%, respectively, of net assets available for benefits.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

(Continued)

5.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:
Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized security exchanges (Level 1 inputs).

Company common stock:  Investments in Company common stock are valued by obtaining quoted prices on a nationally recognized security exchange (Level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Money market	$6,550,445	$-	$-
Fixed income	2,161,745	-	-
Equity and Income	278,370	-	-
Large cap domestic equities	2,480,421	-	-
Mid cap domestic equities	1,917,660	-	-
Small cap domestic equities	963,153	-	-
Real estate domestic equities	327,611	-	-
Growth domestic equities	1,509,822	-	-
Indexed domestic equities	935,077	-	-
International equities	1,346,605	-	-
Total mutual funds	18,470,909	-	-

Company common stock	857,819	-	-

There were no transfers between levels in 2011.

(Continued)

6.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Money market	$5,607,574	$-	$-
Fixed income	2,088,438	-	-
Balanced funds	274,112	-	-
Large cap domestic equities	3,282,322	-	-
Mid cap domestic equities	1,516,054	-	-
Small cap domestic equities	720,853	-	-
Real estate domestic equities	234,189	-	-
Growth domestic equities	1,455,506	-	-
Diversified domestic equities	65,330	-	-
Indexed domestic equities	886,307	-	-
International equities	1,849,157	-	-
Total mutual funds	17,979,842	-	-

Company common stock	1,131,518	-	-

NOTE 3 - INVESTMENTS

The investments of the Plan are held in a trust fund administered by the Trustee.  Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:

	December 31,
	2010	2011
Investments at fair value
Vanguard Prime Obligation Fund	$6,550,445	$5,546,902
(6,550,445 and 5,546,902 shares)
Vanguard Index 500 Fund	2,480,421	2,612,478
(25,932 and 27,304 shares)
American Fund Europacific Fund	1,224,998	1,500,855
(34,910 and 36,332 shares)
Fed Total Return Bond(3)	986,859	938,970
(87,487 and 84,161)
Capital City Bank Group, Inc. Common Stock(1)(2)	857,819	1,131,518
(89,824 and 89,803 shares)

(1)	Party-in-interest
(2)	Greater than 5% in prior year
(3)	Less than 5% in prior year, shown for comparative purposes.

(Continued)

7.

NOTE 3 - INVESTMENTS (Continued)

During the year ended December 31, 2011 the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

Mutual Funds	$(570,794)
Company common stock	(284,507)

Net depreciation in fair value of investments	$(855,301)

NOTE 4 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 5 - TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.  Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

NOTE 6 - PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others.  The Plan owns 89,824 and 89,803 shares of the Company's common stock at December 31, 2011 and 2010, respectively, which represents approximately .52% and .53%, respectively, of the outstanding common stock of the Company.  Dividend income of $27,310 was recognized during 2011 from the Plan’s investment in the Company’s common stock.  This investment qualifies as a party-in-interest investment. The Trustee is a subsidiary of the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are absorbed by the Company.  Fees paid by the Plan to the trustee or recordkeeper for administrative expenses qualify as party-in-interest transactions.  Investment management fees are paid by the Plan to investment managers which are parties-in-interest and included in administrative expenses included on the Statement of Changes in Net Assets.

8.

SUPPLEMENTAL SCHEDULE

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	**Cost	Value

	Vanguard	Mid-Cap Index,
		13,014 shares		$366,074

	Vanguard	Total Bond Index,
		40,625 shares		446,871

	DWS Reef	Real Estate Securities Fund,
		12,762 shares		242,355

	American Funds	High Income Fund,
		27,940 shares		297,839

	Vanguard	Developed Market Index Fund,
		14,324 shares		121,607

	DWS Dreman	Small Cap Fund,
		6,056 shares		197,917

	Blackrock	Mid-Cap Value Fund,
		17,232 shares		190,590

	American Funds	Small-Cap Fund,
		6,197 shares		207,276

	Van Kampen Funds	Equity Fund,
		33,458 shares		278,370

	T Rowe Price	Real Estate Retail Shares,
		4,644 shares		85,256

	Vanguard	Inflation Protected Reinvestment,
		851 shares		12,010

	Vanguard	Prime Obligation Fund,
		6,550,972 shares		6,550,445

	Vanguard	Index 500 Fund,
		25,932 shares		2,480,421

	American Funds	Europacific,
		34,910 shares		1,224,998

9.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issuer,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	**Cost	Value

	American Funds	Fundamental Growth,
		18,218 shares		$644,924

	American Funds	Growth Fund of America,
		27,252 shares		781,599

	Royce	Premier Investment,
		29,901 shares		557,960

	AIM Equity	Equity Fund,
		37,459 shares		617,700

	Vanguard	Total Stock Market,
		29,884 shares		935,077

	Dreyfus Fund	Bond Market Index,
		38,084 shares		418,166

	Van Kampen	Mid-Cap Growth,
		29,115 shares		743,296

	Federated	Total Return Bond,
		87,487 shares		986,859

	American Centy	Fundamental Equity Investment,
		6,408 shares		83,299

*	Capital City Bank	Capital City Bank Group, Inc.
	Group, Inc.	common stock, 89,824 shares		857,819

				$19,328,728

*      Represents party-in-interest
** Investment is participant directed; therefore historical cost is not required.

10.

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN
EXHIBIT INDEX

Exhibit No.                                   Document
23.1                                   Consent of Crowe Horwath LLP

  11.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

By:  Capital City Trust Company, Trustee

By: /s/ Randolph M. Pople
Randolph M. Pople, President

Dated: June 26, 2012

12.